Exhibit 8.1

List of Subsidiaries of Videotron Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Equity Interest/Voting Interest

Videotron Infrastructures Inc.	Canada	100% / 100%

Videotron US Inc.	Delaware	100% / 100%

SETTE inc.	Québec	84.53% / 84.53%

Fibrenoire Inc.	Canada	100% / 100%